Merger & Integration Update
CONTENTS ARE CONFIDENTIAL
John White
Vice President  of Business Development

Filed by Wright Medical Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Wright Medical Group, Inc.
Commission File No.: 001-35823

CONTENTS ARE CONFIDENTIAL 2

Transaction Summary
Key
Transaction
Milestones
Closing
Considerations
•
Merger Announcement: October 27, 2014
•
FTC Second Request: January 28, 2015
•
Best Case Close Date: Q2 2015
•
Satisfactory resolution of FTC second
request
o
Assume lower extremity product divestitures
o
Products in question represent ~$14.9 million
in U.S. revenue and ~$21 million in global
revenue
•
Customary closing conditions such as
Wright and Tornier shareholder approval
CONTENTS ARE CONFIDENTIAL

Integration Guiding Principles
Motivated
Employees
Ensure the combined
company is a great
place to work
Satisfied
Shareholders
Enable growth
Delighted
Customers
Integrate thoughtfully,
expediently and
efficiently
CONTENTS ARE CONFIDENTIAL

1 Guidelines, Blueprints and Charters
2 Roadmap and Work Plans
3 Day 1 Readiness
4 Execute Integration Day 1, 180+
We are here!

Certain Areas Require Dedicated
Cross-Functional Planning
Cross
Functional
Process is naturally migrating
from functional blueprints
to cross functional work
plans
Migrate from Must Haves to Day 1
Readiness
Detailed
Plans
Planning will progress to the
next level of
detail;
teams
will begin to get granular
Planning
Phases
1
Making Strong Progress to Day 1 and 180+
CONTENTS ARE CONFIDENTIAL

Board of Directors
Bob Palmisano
President and
Chief Executive Officer
Lance Berry
SVP, Chief Financial Officer
Jim Lightman
SVP, General Counsel &
Secretary
Bob Burrows
SVP, Supply Chain
Dave Mowry
EVP, Chief Operating Officer
Wes Porter
SVP, Chief Compliance Officer
Terry Rich
President,
Upper Extremities
Greg Morrison
SVP, Human Resources
Julie Tracy
SVP, Chief Communication
Officer
Jennifer Walker
SVP, Process Improvement
Kevin Cordell
President, Lower Extremities
and Biologics
Peter Cooke
President,
International
William Griffin
SVP & General Manager,
BioMimetic

WRIGHT

Senior Leadership announced on January 29, 2015 CONTENTS ARE CONFIDENTIAL 6

Executive Alignment
Culture Assessment and Action
Planning
Employee Town Halls
Week 1 Celebration Events
Culture Launch
Ongoing Culture Activities
Salesforce Presentations
Communications and Culture
Pre-Day 1 Post-Day 1 Day 1
Leadership Meetings and
Information Cascade
Press Releases
Employee Integration Updates
Leadership Announcements
Change Management Session
“Pulse Survey”
Merger Close Press Release
Day 1 Guides for Managers,
Employees and Sales
Day 1 Letters and FAQs to
HCP/Customer/Supplier/Partner
Website Communications
Investor/Media Interviews
Direct Calls for Key Customers,
HCPs and Partners
Customer Roadshows
Functional Change
Implementations
Goals on our Path to Day 1
•
Create and deliver cohesive communications to effectively communicate with key stakeholders: shareholders, employees, customers, external constituents
• Advance the company’s corporate culture and align on the vision, mission and values for the combined organization
•
Encourage employee engagement and enable effective workforce transition
CONTENTS ARE CONFIDENTIAL

IMPORTANT ADDITIONAL INFORMATION ABOUT THIS TRANSACTION AND WHERE TO FIND IT

In connection with the proposed merger, Tornier has filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Wright and Tornier that also constitutes a preliminary prospectus of Tornier. The registration statement is not complete and will be further amended. Wright and Tornier will make the final joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the final joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie D. Tracy, Senior Vice President and Chief Communications Officer by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s respective shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 26, 2015 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 28, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.